SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 (b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 (b)
(Amendment Nº 5) *

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

(Name of Issuer)

Shares of Common Stock

(Title of Class of Securities)

05946H 108

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☒	Rule 13d-1 (c)
☐	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Translation of Issuer’s Name: Bank Bilbao Vizcaya Argentaria, Chile.

CUSIP N° 05946H 108	13 G	Page 2 of 7 pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSONS Inversiones Santa Virginia Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CHILE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 23,834,351
	6	SHARED VOTING POWER 23,834,351
	7	SOLE DISPOSITIVE POWER 23,834,351
	8	SHARED DISPOSITIVE POWER 23,834,351
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,834,351
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.59%
12	TYPE OF REPORTING PERSON* CO

•   SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP N° 05946H 108	13 G	Page 3 of 7 pages

Item 1(a). Name of Issuer:

Banco Bilbao Vizcaya Argentaria, Chile.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Pedro de Valdivia N°100, 17 floor.
Santiago
Chile

Item 2(a). Names of Persons Filing:

(1) Inversiones Santa Virginia Limitada

Item 2(b). Addresses of Principal Business Office or, if None, Residence:

(1)	Inversiones Santa Virginia Limitada La Concepción 177, 2nd floor Santiago Chile

Item 2(c). Citizenship:

(1) Inversiones Santa Virginia Limitada       :             Chile

Item 2(d). Title of Class Securities:

(1) Ordinary shares, without par value

CUSIP N° 05946H 108	13 G	Page 4 of 7 pages

Item 2(e). CUSIP Number:

(1) 05946H 108

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1 (b) (1) (ii) (E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);
(h)	☐	A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section
3 (c) (14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).

Item 4. Ownership.

(a)   Amount beneficially owned:

(1) See item 9 on page 2 of the cover page

(b)   Percent of class:

(1) See item 11 on page 2 of the cover page

CUSIP N° 05946H 108	13 G	Page 5 of 7 pages

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote:

(1) See item 5 on page 2 of the cover page.

(ii) Shared power to vote or to direct the vote:

(1) See item 6 on page 2 of the cover page.

(iii) Sole power to dispose or to direct the disposition of:

(1) See item 7 on page 2 of the cover page.

(iv) Shared power to dispose or to direct the disposition of:

(1) See item 8 on page 2 of the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

CUSIP N° 05946H 108	13 G	Page 6 of 7 pages

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of the Group.

Not Applicable.

Item 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP N° 05946H 108	13 G	Page 7 of 7 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jaime Said Handal and Gonzalo Said Handal.

SIGNATURE

Date, January 14, 2005	Inversiones Santa Virginia Limitada
By: Jaime Said Handal
and
Gonzalo Said Handal.